UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Subsequent Offering under Purchase Agreement.

As previously disclosed in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “Commission”) on June 18, 2025, Lion Group Holdings Ltd. (the “Company”) entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) dated June 17, 2025, pursuant to which a certain institutional investor (the “Buyer”) agreed to purchase from the Company, in or more closings (i) senior secured convertible debentures in the aggregate principal amount of up to $600,000,000 (the “Debentures”), and (ii) certain related Rights to Receive Tokens (as defined in the Purchase Agreement). Capitalized terms not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

On December 3, 2025, the Company and the Buyer entered into an Amendment No. 1 to Securities Purchase Agreement (the “Amendment”), pursuant to which, among other things, the Company and the Buyer agreed to amend the form of Debenture (as amended, the “New Debenture”) and the form of Right to Receive Tokens (as amended, the “New Right”) under the Purchase Agreement.

Pursuant to the Purchase Agreement, as amended by the Amendment, the Company has agreed to sell, and the Buyer has agreed to purchase, an additional aggregate principal amount of $10,400,000 of New Debenture and related New Right in an additional closing (the “Subsequent Offering”). The closing of the Subsequent Offering will occur upon satisfaction of customary closing conditions.

The New Debenture is on substantially the same terms as the existing Debentures, except that staking interest shall be accrued at any time the Company (as the staking party) earns Tokens in respect of any Purchased Token (“Crypto Rewards”), and the Buyer is entitled to 50% of the Crypto Rewards. The New Right is on substantially the same terms as the existing Right to Receive Tokens, except the Buyer or its permitted assignees (the “Holder”) will have the right to receive 50% of the Tokens purchased with the net proceeds of the New Debenture in accordance with the terms of the New Right upon the Holder’s exercise of the right. If the Company fails to deliver certain tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

The offer and sale to the Buyer of the New Debenture, as well as the American Depositary Shares of the Company issuable upon conversion of or in payment of interest on the New Debenture, will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption or exclusion from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions with the Buyer to be made under the Purchase Agreement.

The foregoing descriptions of the Amendment, the New Debenture and the New Right are not complete and are qualified in their entirety by reference to the full text of the form of the Amendment, the form of New Debenture and the form of New Right, copies of which is filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, hereto and are incorporated herein by reference. The Company issued a press release dated December 4, 2025. A copy of the press release is filed as Exhibit 99.1.

Exhibit	Description
10.1	Amendment No. 1 to the Purchase Agreement dated December 3, 2025
10.2	Form of New Debenture
10.3	Form of New Right
99.1	Press Release dated December 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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